Smart Digital Group Limited

April 28, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp

Re:	Smart Digital Group Limited
Registration Statement on Form F-1
Initially Filed on November 12, 2024
File No. 333-283152

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smart Digital Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on April 30, 2025, or as soon thereafter as practicable.

Very truly yours,

Smart Digital Group Limited

By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer